

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2025

Mark P. Sealy
Manager
Sealy Industrial Partners IV, LP
333 Texas Street, Suite 1050
Shreveport, LA 71101

      Re: Sealy Industrial Partners IV, LP
            Registration Statement on Form 10
            Filed April 21, 2025
            File No. 000-56738

Dear Mark P. Sealy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Lauren B. Prevost, Esq.